Exhibit 99.1

Silicon Motion announces the retirement of Mr. C.S. Ho from the Board of Directors and the appointment of Mr. Kenneth Kuan-Ming Lin as the newest member of its Board of Directors

TAIPEI, Taiwan, October 2, 2009 — Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that Mr. C.S. Ho, an independent director to the Company’s Board of Directors has retired for personal reasons. Mr. Ho had been a member of our board of directors since June 2005. Mr. Kenneth Kuan-Ming Lin has been elected by the Company’s shareholders as an independent director and replacement.

“We would like to express our gratitude to Mr. Ho for his dedication and immense contribution to Silicon Motion. Mr. Ho was a founder of MiTAC, a leading Taiwan electronics group, and SiPix, a premier global e-paper innovator. His wisdom as a senior advisor was invaluable and will be missed, and on behalf of the company, I warmly thank him for his services and wish him continued good health,” said Wallace Kou, President and CEO of Silicon Motion.

“With the retirement of Mr. Ho, we are pleased that our shareholders approved the appointment of Mr. Lin at our recent annual meeting. Mr. Lin brings to our board many long years of Greater China technology-related business experience. His acumen on Taiwan-China business matters is highly respected and sought after. We look forward to his participation in our board.”

“I am excited to join the board of directors of Silicon Motion. Silicon Motion is well positioned as the leader in its markets, and I look forward to representing the Company’s shareholders in advising management in creating long-term growth for the Company and value for our shareholders,” said Mr. Lin.

Mr. Lin currently serves as the Chairman of Premier Capital Management Corp., the Taiwan Private Equity and Venture Capital Association, and Ruby Tech Corp., and is a member of the Board of Directors of the Straits Economics & Cultural Interchange Association. He was previously Assistant Vice President of MiTAC Corporation from 1977 to 1978, Vice President of Synnex Corporation from 1978 to 1987, President of TaiDevelop Information Corp. from 1987 to 1990 and Chairman of the Board of System General Corp. from 1998 to 2001. Mr. Lin has a B.S. in Electrical Engineering from the National Taiwan University.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com